CLEAN HARBORS, INC.

1501 Washington Street

Braintree, Massachusetts 02185

Tel. 781-849-1800

August 25, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Clean Harbors, Inc.

Exchange Act File No. 0-16379

Preliminary Proxy Statement Filed on November 4, 2002

and Revised on January 16, 2003

Ladies and Gentlemen:

On November 4, 2002, Clean Harbors, Inc. (the “Company”) filed a preliminary proxy statement and certain related proxy materials for a proposed special meeting of stockholders to be held to consider certain matters relating to the Company’s then outstanding Series C Convertible Preferred Stock. On January 16, 2003, the Company filed a revised preliminary proxy statement and certain related materials, but no definitive proxy statement or related materials for that proposed special meeting have ever been filed or sent to the Company’s stockholders. The matters proposed to be considered at that special meeting are no longer relevant because the Company redeemed all of the previously outstanding Series C Convertible Preferred Stock on June 30, 2004. Accordingly, the Company hereby withdraws that preliminary proxy statement and related materials as previously filed.

Very truly yours,

Clean Harbors, Inc.

By:	/s/ Carl d. Paschetag
Carl d. Paschetag,
Vice President and Treasurer